Cadwalader, Wickersham & Taft LLP 227 West Trade Street, Charlotte, NC 28202 Tel +1 704 348 5100 Fax +1 704 348 5200 www.cadwalader.com

October 11, 2018

Katherine Hsu
Office Chief
Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	UBS Commercial Mortgage Securitization Corp. Registration Statement on Form SF-3 (Commission File No. 333-227784)

Dear Ms. Hsu:

Yesterday, UBS Commercial Mortgage Securitization Corp. (the “Registrant”) filed with the Securities and Exchange Commission electronically via EDGAR the above-referenced registration statement (the “Registration Statement”).

The purpose of the Registration Statement is to file a new registration statement before the Registrant’s current registration statement on Form SF-3 (Commission File No. 333-207340), effective as of November 24, 2015 (the “Prior Registration Statement”), expires pursuant to Rule 415(a)(5) under the Securities Act of 1933. The Registration Statement is similar to the Registrant’s Prior Registration Statement, although it contains certain updated disclosures to take into account changes over the last three years.

If you require any additional information, please feel free to call me at (212) 504-6820.

Very truly yours,

/s/ Frank Polverino

Frank Polverino

Frank Polverino     Tel 212-504-6820     Fax +1 212 504-6666     frank.polverino@cwt.com